





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68319

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Clarendon St, Floor 25
(No. and Street)

Boston	MA	02116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher J. Pingpank (617) 896-2218
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann
(Name – *if individual, state last, first, middle name*)

500 Boylston St	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Christopher J. Pingpank, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shea & Company, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

Notary Public

JAMES BRIAN MURPHY
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
May 2, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

Shea & Company, LLC

December 31, 2016

SHEA & COMPANY, LLC

Financial Statements

Table of Contents

Financial Statements:



500 Boylston Street ▪ Boston, MA 02116
Tel: 617.761.0600 ▪ Fax: 617.761.0601 ▪ www.cbiztofias.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Shea & Company, LLC

We have audited the accompanying statement of financial condition of Shea & Company, LLC (the "Company") as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Shea & Company, LLC as of December 31, 2016 in conformity with accounting principles generally accepted in the United States.

Mayer Hoffman McCann P.C.

Boston, Massachusetts
February 27, 2017



SHEA & COMPANY, LLC

Statement of Financial Condition

		December 31, 2016
Assets		
Current assets:		
Cash	$	4,312,876
Accounts receivable		271,098
Other current assets		129,786
Total current assets		4,713,760
Other assets		110,185
Total assets	**$**	**4,823,945**
Liabilities and Member's Equity		
Current liabilities:		
Accounts payable and accrued expenses	$	196,458
Member's equity		4,627,487
Total liabilities and member's equity	**$**	**4,823,945**

See accompanying notes to the financial statements.

Note 1 - Summary of Significant Accounting Policies

Description of Business

Shea & Company, LLC (the "Company") was formed as a limited liability company on January 25, 2005 and became a registered broker-dealer under the Securities Exchange Act of 1934 on July 13, 2010. The Company provides merger and acquisition advisory services, capital raising advisory services through private sales of equity and debt securities to institutional investors, and other financial advisory services, to software and technology companies primarily throughout the United States, as well as in Canada, Europe and Israel.

The Company does not hold customer funds or securities and does not conduct any business activity for or with retail securities customers. In private placement advisory transactions, the Company acts as placement agent and does not underwrite issuer securities.

The Company has filed with regulatory agencies in order to transact business as a broker-dealer. As a broker-dealer, the Company's equity is restricted by the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1).

Cash

For purposes of reporting on the statements of cash flows, the Company includes all cash accounts, which are not subject to withdrawal restrictions or penalties, with original maturities of three months or less.

The Company maintains its cash in bank deposit accounts at financial institutions which, at times, may exceed federally insured limits. The Company monitors its exposure and has not experienced any losses in these accounts.

Accounts Receivable

Accounts receivable include retainer fees, reimbursable expenses and success fees due from clients. Client fees and expense reimbursements are due the sooner of 30 days from the date of invoice and the closing of the related investment banking transaction.

The carrying amount of client accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the fees that will not be collected. Management reviews all accounts receivable balances, determines a course of action on any delinquent amounts, and provides an allowance for amounts which collection is considered to be doubtful. At December 31, 2016, management believed no valuation allowance was warranted.

Note 1 - *Summary of Significant Accounting Policies (Continued)*

Revenue Recognition

Revenue from services provided are recognized at the time there is persuasive evidence the Company's services have been substantially completed pursuant to the terms of a binding engagement letter, the Company's fee is fixed or determinable and collection of the related receivable is reasonably assured. Expenses directly associated with such transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded.

The Company earns revenue by way of fees for placements, retainers and transaction success fees.

Placement fees: Placement fees are owed to the Company on the closing of a private placement transaction. The amount of the fee is stipulated in the Company's engagement contract with the client and is generally calculated as a percentage of the size of the relevant investment or as a fixed fee. Placement fees are recognized when the relevant capital raise transaction is closed.

Retainer fees: In most engagements, clients are assessed non-refundable retainer fees. These retainer fees are either up-front payments paid solely in consideration of the engagement by the client of the Company, or fees which are in respect of a defined period, which range from a single payment to recurring payments for the duration of the contract. Such periods vary in length. In the case of retainer payments linked to specified time periods, fees are considered earned when the services are performed, and are recognized ratably over the period covered by the retainer fee. The Company recognizes non-refundable retainer fees which are not linked to a specified time period when earned.

Success fees: Success fees are owed to the Company on the closing of a merger and acquisition transaction, fairness opinion or similar transaction. The amount of the fee is stipulated in the Company's engagement contract with the client and is generally calculated as a percentage of the size of the relevant transaction or as a fixed fee. Success fees are recognized when the relevant investment banking transaction is closed. The Company is at times asked to formally opine as to the fairness or insufficiency, from a financial point of view, of the consideration paid to shareholders in a transaction. Fairness (insufficiency) opinion fees are typically earned and recognized when the opinion is delivered to the client.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and the revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reimbursed Expenses

The Company accounts for reimbursed expenses in accordance with the applicable standards for income statement characterization of reimbursements received for out of pocket expenses. Accordingly, all reimbursed expenses are charged to revenue.

Note 1 - Summary of Significant Accounting Policies (Continued)

Advertising Expense

The cost of advertising is expensed as incurred. Advertising expenses were $43,061 for the year ended December 31, 2016.

Fair Value Measurements

The Company follows accounting standards relative to fair value measurements, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs to determine the fair value. Also in accordance with these standards, fair value is based on the priority of inputs to the valuation technique, into a three-level hierarchy, as discussed below.

Level I – are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement or reporting date.

Level II – are inputs (other than quoted prices in active markets included within Level I), which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level III – are unobservable inputs for the assets or liabilities and includes situations where there is little, if any, market activity for the assets or liabilities. Unobservable inputs are those that reflect the Company's own assumptions about the determination of fair value and require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level of an asset or liability level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

Federal and State Income Taxes

The Company is treated as a sole proprietor limited liability company for Federal and state income tax purposes. Consequently, the member is taxed individually on the Company's income or losses. Therefore, the financial statements do not reflect a provision for income taxes.

SHEA & COMPANY, LLC

Notes to Financial Statements

Note 1 - Summary of Significant Accounting Policies (Continued)

Uncertain Tax Positions

The Company accounts for the effect of any uncertain tax positions based on a "more likely than not" threshold to the recognition of the tax positions being sustained based on the technical merits of the position under scrutiny by the applicable taxing authority. If a tax position or positions are deemed to result in uncertainties of those positions, the unrecognized tax benefit is estimated based on a "cumulative probability assessment" that aggregates the estimated tax liability for all uncertain tax positions. Interest and penalties assessed, if any, are accrued as income tax expense. The Company has identified its tax status as a limited liability company electing to be taxed as a pass through entity as its only significant tax position; however, the Company has determined that such tax position does not result in an uncertainty requiring recognition. The Company is not currently under examination by any taxing jurisdiction. The Company's Federal and state income tax returns are generally open for examination for the past 3 years.

Subsequent Events

The Company evaluated subsequent events through February 27, 2017, the date the financial statements were authorized to be issued.

Note 2 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital, as defined, of $5,000 and requires its aggregate indebtedness to all other persons, as defined, shall not exceed a 15 to 1 ratio (1,500%) of its net capital. At December 31, 2016, the Company had net capital of $4,101,418 of which $4,088,314 was in excess of its required net capital. At December 31, 2016, the Company's percentage of aggregate indebtedness to net capital was 4.79%.

Note 3 - Customer Transactions

The Company does not hold customer funds or securities. Accordingly, the Company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph K(2)(i) of that rule.

Note 4 - Commitments

Operating Leases

<u>200 Clarendon Street Lease with Boston Properties and Sublease with Fisher Lynch Capital</u>

The Company has entered into an operating lease agreement for its office space in Boston, Massachusetts with Boston Properties. This agreement includes both rent and basic office services components. The term of the lease is April 1, 2015 through June 30, 2020. In conjunction with the Boston Properties lease, Shea & Company sublet a portion of the leased premises to Fisher Lynch Capital on substantially identical terms to the master lease. The term of the sublease is May 1, 2015 through June 30, 2020.

As security for this lease, the Company provided the lessor a security deposit in the amount of $97,577, which is reflected in other assets. As security for the sublease, Fisher Lynch provided the Company a standby letter of credit in the amount of $52,606.

Minimum future lease payments under this operating lease for the year ending December 31 are as follows:

2017	$389,724
2018	396,443
2019	403,162
2020	169,151

Minimum future payments receivable under this sublease for the year ending December 31 are as follows:

2017	$216,168
2018	219,796
2019	223,424
2020	93,723

Net rent and occupancy expenses under these lease and sublease agreements, which is included in operating expenses, was $168,484 for the year ended December 31, 2016.

The Company accounts for the lease expense on a straight-line basis, with the resulting difference between accrued rent and cash rent payments recorded to Accrued Liabilities.

Note 4 – Commitments (Continued)

201 Mission Street Lease

The Company had an operating lease agreement for office space in San Francisco, California. This agreement included both rent and basic office services components. The term of the lease was from June 13, 2013 to June 12, 2016.

As security for this lease, the Company provided the lessor a standby letter of credit in the amount of $16,046 and deposited that amount in a certificate of deposit, which was reflected as restricted cash. On the termination of the lease, the certificate of deposit was redeemed to the Company's checking account.

Rent and occupancy expenses under this lease agreement, which is included in operating expenses, was $47,452 for the year ended December 31, 2016.

601 Montgomery Street Lease

The Company has entered into an operating lease agreement for office space in San Francisco, California. This agreement includes both rent and basic office services components. The term of the lease is from June 1, 2016 to May 31, 2019.

As security for this lease, the Company provided the lessor a security deposit in the amount of $12,408, which is reflected in other assets.

Minimum future lease payments under this operating lease for the year ending December 31 are as follows:

2017	$145,700
2018	147,956
2019	62,040

Rent and occupancy expenses under this lease agreement, which is included in operating expenses, was $80,861 for the year ended December 31, 2016.

The Company accounts for the lease expense on a straight-line basis, with the resulting difference between accrued rent and cash rent payments recorded to Accrued Liabilities.

Note 5 - Employee Benefit Plan

The Company sponsors a 401(k) Retirement Plan (the "Plan") which is open to all employees meeting the age and length of service requirements set forth in the Plan. The Company's discretionary contribution to the Plan for the year ended December 31, 2016 was $285,998.

Note 6 - Concentrations

For the year ended December 31, 2016, the Company had three major customers which accounted for 53% of total revenue and three customers which accounted for 89% of accounts receivable.